UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Manual for Participation in Shareholders' Meetings

Extraordinary Shareholders' Meetings

Date: February 15, 2013

Time: 4:00 p.m.

Santander

Santander
Banco Santander (Brasil) S.A.

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

INDEX

1.	Message from the Chairman of the Board of Directors	4
2.	Call Notice	5
3.	Participation of the shareholders in the ESM	7
3.1	Representation by power of attorney	7
4.	Matters to be resolved in the ESM	8
4.1	to approve the proposal of grant of “Deferred Bonus Plans” refer to the year 2012, for directors, managerial employees and other employees of the Company and of companies under its control, as approved by the Company’s Board of Directors, at the meeting held on December 19, 2012.	8
5.	List of Exhibits:
	Exhibit I. Deferred Bonus Plans – Exhibit 13 of CVM Instruction #481	9
	Exhibit II. Related Documents and Links	44

GlossARY, Abbreviations and Defined Terms

For purposes of this Manual, the terms listed below shall have the meaning attributed to them, except as otherwise referred to herein.

Controlling Shareholder	Shareholder or group of shareholders bound by a shareholders’ agreement or under common control, and exercising the power to control the bank.

Shares	Comprise Common Shares and Preferred Shares, as defined below.

Common Shares	Common, registered, book-entry shares with no par value, free and clear of any encumbrances and liens, and issued by the bank.

Preferred Shares	Preferred, registered, book-entry shares with no par value, free and clear of any encumbrances, and issued by the bank.

AGE

Extraordinary Shareholders’ meeting of the Bank, to be held on February 15, 2013.

BM&FBOVESPA	BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros.

Company or Santander Brasil	Banco Santander (Brasil) S.A.

Board of Directors	The board of directors of the Company.

CVM	Comissão de Valores Mobiliários (Brazilian Securities Commission).
Executive Board	The Company’s executive board.

Call Notice	Call Notice published by the Company in the Brazilian State Gazette (“DOESP”) and in the newspaper “Valor Econômico”, in editions of January 16 th, 17th and 18 th,2013.
CVM Instruction No. 480/09	CVM Instruction No. 480, of December 7, 2009.

CVM Instruction No. 481/09	CVM Instruction No. 481 of December 17, 2009

Brazilian Corporate Law	Law No. 6404, of December 15, 1976, as amended.

Manual	Manual for participating at the extraordinary shareholders’ meeting of the Company.

Level 2	Special listing segment of the BM&FBOVESPA with differentiated corporate governance rules.

CMN Resolution No. 3.921	Resolution # 3.921, dated November 25, 2010, of the Brazilian National Monetary Council

SEC	US Securities and Exchange Commission.
Units	Share Deposit Certificates comprising 55 Common Shares and 50 Preferred Shares each.

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

I am very pleased to invite you to participate in the ESM of Santander Brasil, called for February 15, 2013 at 4:00 p.m., in the Auditorium of the head offices of the Company located at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 – 1st mezzanine – District of Vila Olímpia - São Paulo – State of São Paulo.

This Manual for participating on Shareholders’ meeting (“Manual”) we are publishing this Manual to assist our shareholders in taking decisions, providing to you in advance relevant clarifications and orientation for voting.

On this Extraordinary Shareholders Meeting (ESM), we will resolve the proposal of grant of “Deferred Bonus Plans” refer to the year 2012, for directors, managerial employees and other employees of the Company and of companies under its control, to alignment the Company’s interest and the Participants in view of the growth and profitability of the Company’s business and, on the other hand in view of the recognized contribution of the Participants to the development of the Company’s activities.

In order to facilitate your analysis and appreciation of the matters to be resolved in the ESM, we have put the documents relative to each matter of the Call Notice into the form of exhibits to this Manual, complying with the provisions of CVM Instructions No. 481.

We recommend careful reading of this Manual. We are at your disposal to clarify any doubts through our emails acionistas@santander.com.br  and ri@santander.com.br.

We hope that this Manual will fulfill its purpose of assisting you with clarification on the matters to be resolved in our ESM. We are counting on your participation in this important event of our Company.

Very truly yours,

Celso Clemente Giacometti

Chairman of the Board of Directors

___________________________________________________

2. Call Notice

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (the “Company”) are hereby invited, pursuant to article 124 of Law 6,404/76, for the Extraordinary Shareholders Meeting (“ESM”) to be held on February 15th, 2013, at 4:00 p.m., at the Auditorium of the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine – Vila Olímpia - São Paulo/SP, to resolve on the following Agenda: TO APPROVE the proposal of grant of “Deferred Bonus Plans” related to 2012, for officers, managerial employees and other employees of the Company and of companies under its control, as approved by the Company’s Board of Directors, at the meeting held on December 19th, 2012.

General Instructions:

1. The Company’s shareholders or their legal representatives shall attend the ESM with their respective identification documents. In the event the Company’s shareholder is represented by an attorney, the Company’s shareholders shall deposit at the Company´s main place of business (with its address indicated below), at least seventy two (72) hours before the ESM, the power of attorney duly granted as required by the Law; and

2. 2. The documents relating to the matters to be examined and discussed in the ESM are available to the shareholders (i) at the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 - Bloco A - Vila Olímpia – São Paulo/SP, 9th floor – Corporate Legal Department, where they may be consulted in business days, from 10:00 a.m. to 4:00 p.m., as well as on the Company’s websites (www.santander.com.br/ri and www.santander.com.br/acionistas - at downloads center); (ii) at the Brazilian Securities & Exchange Commission (CVM), at Rua Sete de Setembro, 111, 5o floor Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga, 340, 2o to 4o floors, Ed. Delta Plaza, São Paulo/SP as well as on its website (www.cvm.gov.br); and (iii) at the BM&F Bovespa S.A. – Securities, Commodities and Futures Exchange, at Rua XV de Novembro, 275, São Paulo/SP, as well as on its website (www.bmfbovespa.com.br).

São Paulo, January 15, 2013.

Celso Clemente Giacometti

Chairman of the Board of Directors

___________________________________________________

3. Participation of the Shareholders in the ESM

The shareholders of Santander Brasil may participate in the ESM personally, or through a duly appointed and established attorney-in-fact.

The following documents will be required from the shareholders for participation in the ESM:

Individual	Identification document with photo[1] (original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy)[2] • ID document of the legal representative with photo (original or certified copy)

3.1. Representation by Power of Attorney

The shareholder may be represented in the ESM by an attorney-in-fact duly appointed and established by a public or private instrument, and on the terms of Article 126, Paragraph One of the Corporation Law, the attorneys-in-fact must have been appointed less than one (1) year before, and must be (i) shareholders of the company, (ii) administrative officers of the company, (ii) attorneys, or (iii) financial institutions, while it is incumbent upon the managers of investment funds to represent the their Unit holders.

The originals or certified copies of the documents mentioned above must be delivered at the head offices of the Company by no later than the time for opening the ESM.

However, in order to facilitate the access of the shareholders to the ESM, we recommend that delivery of these documents be made at least seventy-two (72) hours prior to the opening of the ESM.

For the case of documents sent by email, the originals or certified copies must be delivered at the head offices of the Company on the day of the ESM.

The documents must be delivered at the head offices of the Company, at Avenida Presidente Juscelino Kubitschek No. 2041 and 2235 – Wing A – District of Vila Olímpia - São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office telephones +55 11 3553-0982 and +55 11 3553-5436, email: juridsocietario@santander.com.br.

1The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body.

4. Matters to be Resolved in the ESM

4.1. Approve the proposal of grant of “Deferred Bonus Plans” refer to the year 2012, for directors, managerial employees and other employees of the Company and of companies under its control, as approved by the Company’s Board of Directors, at the meeting held on December 19, 2012.

The Company, in view of alignment the interest of Santander Brasil and the Participants, on one hand to the growth and the profitability of the Company’s business and, on the other hand, to recognize the Participants contribution to the development of the Company’s activity; to give the possibility to the Company to hold the Participants as an employee of the Company; and to promote the good development of the Company and of the shareholders interest within a long term commitment of the Participants, elaborated the “Deferred Bonus Plans”.

The “Deferred  Bonus Plans”, also has the interest of attend the Resolution CMN #3.921/2010, which all the financial institutions has to observes the requisites to pay the deferred on the future of the variable remunerate payment by the Company to certain directors, managerial employees and other employees of Santander and companies controlled, pursuant to the financial base sustainable for long term and adjust to the future payment in order to the assumed risks and the variable of the capital cost.

Thus, the Company proposes to ESM approval the “Deferred Bonus Plans” refer to the year 2012, which has for its object the payment of gratification as part of the variable remuneration by the Company to certain directors, managerial employees and other employees of Santander and companies controlled.

The information pertaining to the Plan are described in Exhibits I, I.1, I.2 and I.3 of the Manual, in accordance with Article 13 of CVM Instruction 481.

___________________________________________________

EXHIBIT I

(Pursuant to article 13 of CVM Instruction 481)

1. Provide a copy of the proposed plan

Exhibit I.1, I.2 and I.3.

Exhibit I.1

LONG-TERM INCENTIVE PLAN –

BONUS UNITS - SUPERVISED COLLECTIVE  2013

2. Inform the main features of the proposed plan, identifying:

a. Potential beneficiaries

Directors, managerial employees and other workers of Banco Santander Brazil and of the companies under its control that may be benefited by the Plan

b. Maximum number of options to be granted

	Board of Directors	Statutory Board and Professionals in Key Roles
Maximum Number of options granted	0	1.600.000

c. Maximum number of shares covered by the plan

	Board of Directors	Statutory Board and Professionals in Key Roles
Maximum Number of options granted	0	1.600.000

d. Terms for acquisition

The Participant must remain in the Company during the term of the Plan and follow other criteria established in the regulations.

e. Detailed criteria for setting the exercise price

The values used as the basis of the Bonus Units to be paid to the Participants will be calculated as follows:

(a) First fiscal year following the Base Year: The Final Number of Units per Year of the first fiscal year multiplied by the final daily price of the Units in the last fifteen (15) trading sessions of the BM&FBOVESPA from January of the first fiscal year following the Base Year;

(b) Second fiscal year following the Base Year: The Final Number of Units per Year of the second fiscal year multiplied by the final daily price of the Units in the last fifteen (15) trading sessions of the BM&FBOVESPA from January of the second fiscal year following the Base Year; and

(c) Third fiscal year following the Base Year: The Final Number of Units per Year of the third fiscal year multiplied by the final daily price of the Units in the last fifteen (15) trading sessions of the BM&FBOVESPA from January of the third fiscal year following the Base Year.

f. Criteria for setting the exercise period

The Total Number of Units will be divided by 3 (three) and allocated equally to the three fiscal years following the Base Year. The payment of each installment of the Participants' Bonus Units will be made until March 31st of each of the three fiscal years following the Base Year.

g. Method for settlement of options

The bonus payment will be made directly into Units.

h. Criteria and events that, when determined, will cause the suspension, modification or termination of the plan

The Board of Directors of the Company may establish the partial payment or non-payment of the plan, upon verification of the following events:

(a) unsatisfactory financial performance of the Company;

(b) breach of internal rules applicable to the Participant, including but not limited to, risk management policies;

(c) material change in the financial condition of the Company, except as a result of changes in accounting standards;

(d) material changes in the Company's net worth; or

(e) undue exposure in risk management.

3. Justify the proposed plan, explaining:

a.           The main objectives of the plan

The Plan has the following objectives:

(a) align the interests of Banco Santander Brazil and of the Participants aiming at, on one hand, the growth and profitability of the Company’s business and on the other hand, the recognition of the Participants’ contribution to the activities of Banco Santander Brazil;

(b) allow the Company to retain the Participants in its staff of employees, offering them as an additional bonus, a remuneration linked to the performance of the Deposit Certificates representing the Shares of the Company, each of 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by the Company ("Units"), in accordance with the terms, conditions and forms of this Plan; and

(c) promote the good performance of the Company and the shareholders’ interests through a long-term commitment by the Participants.

It is part of the current regulatory environment applicable to the Company, especially in light of the CMN Resolution No. 3.921, by which financial institutions must observe certain requirements for payment deferred in the future of the portion of variable compensation owed to its officers and other employees, taking into account the long-term sustainable financial basis and adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

b.           The way the plan contributes to these objectives

The Plan contributes to the alignment of the employees’ interests with the profitability and long-term results of the organization, because it is a deferred payment of variable compensation in shares and subject to Clawback, upon verification of any situation described in paragraph h.

c.           How the plan is included in the company's remuneration policy

The Plan is a key element in the Company's compensation strategy because it acts as an efficient instrument of recognition, motivation and retention of Participants in the short, medium and long term.

d.           How the plan will align the interests of the beneficiaries and the company's short, medium and long term interests

The Plan aligns the interests of the Participants and the Company's short, medium and long term interests, since the compensation is related to the price of the Company’s shares and subject to Clawback.

4. Estimate the company's expenses arising from the plan, according to the accounting rules that address this matter

Total Estimated Cost of the Plan: BRL 25 MM

* * * *

Exhibit I.2

LONG-TERM INCENTIVE PLAN –

SUPERVISED COLLECTIVE (Deferred share in cash)

2. Inform the main features of the proposed plan, identifying:

a. Potential beneficiaries

Directors, managerial employees and other workers of the Company and of the companies under its control that may be benefited by the Plan

b. Maximum number of options to be granted

Not applicable

c. Maximum number of shares covered by the plan

Not applicable

d. Terms for acquisition

The Participant must remain in the Company during the term of the Plan and follow other criteria established in the regulations.

e. Detailed criteria for setting the exercise price

The values of the Deferred Bonus to be paid to the Participants will be calculated as follows:

(a) First fiscal year following the Base Year: Final Base Value per Year for the first fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the first fiscal year following the Base Year.

(b) Second fiscal year following the Base Year: Final Base Value per Year for the second fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the second fiscal year following the Base Year.

(c) Third fiscal year following the Base Year: Final Base Value per Year for the third fiscal year adjusted by the variation of 100% (one hundred percent) of the CDI between February 1st of the Base Year until January 31st of the third fiscal year following the Base Year.

f. Criteria for setting the exercise period

The Initial Base Value will be divided by 3 (three) and equally allocated to the three fiscal years following the Base Year. The payment of each installment of the Deferred Bonus of the Participants (i) will be made until March 31st of each of the three fiscal years following the Base Year.

g. Method for settlement of options

The dividend will be paid as bonus in cash.

h. Criteria and events that, when determined, will cause the suspension, modification or termination of the plan

The Board of Directors of the Company may establish the partial payment or non-payment of the plan, upon verification of the following events:

(a) unsatisfactory financial performance of the Company;

(b) breach of internal rules applicable to the Participant, including but not limited to, risk management policies;

(c) material change in the financial condition of the Company, except as a result of changes in accounting standards;

(d) material changes in the Company's net worth; or

(e) undue exposure in risk management.

3. Justify the proposed plan, explaining:

a.           The main objectives of the plan

The Plan has the following objectives:

(a) align the interests of Banco Santander Brazil and of the Participants aiming at, on one hand, the growth and profitability of the Company’s business and on the other hand, the recognition of the Participants’ contribution to the activities of Banco Santander Brazil;

(b) allow the Company to retain the Participants in its staff of employees, offering them as an additional bonus, a remuneration linked to the performance of the Deposit Certificates representing the Shares of the Company, each of 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by the Company ("Units"), in accordance with the terms, conditions and forms of this Plan; and

(c) promote the good performance of the Company and the shareholders’ interests through a long-term commitment by the Participants.

It is part of the current regulatory environment applicable to the Company, especially in light of the CMN Resolution No. 3.921, by which financial institutions must observe certain requirements for payment deferred in the future of the portion of variable compensation owed to its officers and other employees, taking into account the long-term sustainable financial basis and adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

b.           The way the plan contributes to these objectives

The Plan contributes to the alignment of the employees’ interests with the profitability and long-term results of the organization, because it is a deferred payment of variable compensation and subject to Clawback, upon verification of any situation described in paragraph h.

c.           How the plan is included in the company's remuneration policy

The Plan is a key element in the Company's compensation strategy because it acts as an efficient instrument of recognition, motivation and retention of Participants in the short, medium and long term.

d.           How the plan will align the interests of the beneficiaries and the company's short, medium and long term interests

The Plan aligns the interests of the Participants and the Company's short, medium and long term interests, since the compensation is subject to Clawback.

4. Estimate the company’s expenses incurred with the plan, pursuant to the account rules dealing with this subject matter.

Total estimated cost of the Plan: BRL 25 million

Exihibit I.3

LONG TERM INCENTIVE PLAN –

GENERAL RULE

2. Inform the main features of the proposed plan, specifying:

a. Potential beneficiaries

Management level employees and other employees of Banco Santander Brasil and controlled companies who may be benefitted with the Plan

b. Maximum number of options to be issued

Not applicable

c. Maximum number of shares covered by the plan

Not applicable

d. Acquisition conditions

The participant must remain with the Company during the effective term of the Plan and comply with the other criteria set forth in the regulation

e. Detailed criteria for determining exercise price

The values of the Deferred Bonus to be paid to the Participants shall be paid as follows:

(a) First exercise following the Base Year: the Annual Final Quantity of Units of the first exercise multiplied by a one hundred and ten per cent (110%) variation in the CDI from February 1st of the Base Year up to January 31st of the first fiscal year following the Base Year;

(b) Second exercise following the Base Year: the Annual Final Quantity of Units of the first exercise multiplied by a one hundred and ten per cent (110%) variation in the CDI from February 1st of the Base Year up to January 31st of the second fiscal year following the Base Year;

(c) Third exercise following the Base Year: the Annual Final Quantity of Units of the first exercise multiplied by a one hundred and ten per cent (110%) variation in the CDI from February 1st of the Base Year up to January 31st of the third fiscal year following the Base Year.

f. Criteria for determining the term of the exercise

The Initial Base Value shall be divided by three (3) and allotted equally to the three fiscal years following the Base Year. The payments of each portion of the Deferred Bonus of the Participants shall be made up to the 31st of March of each one of the three fiscal years following the Base Year.

g. Form of settling the options

The payment shall be made as a cash bonus.

h. Criteria and events which, if they occur, will cause the suspension, change or extinction of the plan

The Board of Directors may determine a partial payment or a non-payment of the plan, if the following circumstances should arise:

(a) Dissatisfactory financial performance of the Company.

(b) Infringement of internal rules applicable to the Participant, including, without limitation, risk management policies;

(c) Material changes in the financial conditions of the Company, save if arising from changes in accounting rules;

(d) Material variations in the Company’s reference equity; or

(e) Undue exposure in risk management.

3. Justify the proposed plan, explaining:

a. The main goals of the plan

The Plan has the following goals:

(a) To align the interests of Banco Santander Brasil and of the Participants, with the aim at, on one hand, promoting the growth and profitability of the Company business and, on the other, acknowledging the contribution made by the Participants to the development of the activities of Banco Santander Brasil;

(b) To enable the Company to retain the Participants as staff members, offering them, as an additional advantage, compensation linked to the performance of the Company’s Share Deposit Certificates, each of which represents fifty-five (55) common shares and fifty (50) preferred shares issued by the Company (the “Units”), subject to the terms, conditions and procedures set forth in this Plan; and

(c) To promote the positive performance of the Company and shareholder interests by securing a long term commitment of the Participants.

b. How does the plan contribute towards these goals?

The Plan contributes towards the alignment of the interests of co-workers with the long-term profitability and results of the organization, inasmuch as it represents a payment of deferred variable compensation and subject to Clawback, should of the situations described under item (h) occur

c. How does the plan fit into the compensation policy of the Company?

The plan plays a key part in the Company’s compensation strategy, since it operates as an efficient tool for acknowledgment, motivation and retaining of its participants over the short, medium and long terms.

d. How does the plan align with the interests of the beneficiaries and of the Company over the short, medium and long terms?

The plan is aligned with the interests of the beneficiaries and of the Company over the short, medium and long terms subject to Clawback.

4. Estimate the expenses of the Company under the plan, pursuant to the accounting rules dealing with this subject matter

Total Estimated Cost of the Plan: BRL 30 million.

* * * *

EXHIBIT I.1

LONG TERM INCENTIVE PLAN –

BONUS IN UNITS - SUPERVISED COLLECTIVE

I.         DEFINITIONS

1.1       Each of the expressions in title case below is used herein, in the singular or plural form, as the case may be, according to the meaning attributed below:

Expression	Meaning
Base Year	The fiscal year subject to the Plan , as defined in Item 3.3. The initial Base Year is 2013.
Banco Santander Brasil or the Company	Banco Santander (Brasil) S.A., as defined in Item 2.1.
BM&FBOVESPA	BM&FBOVESPA S.A.- Bolsa de Valores, Mercadorias e Futuros, as defined in Item 3.3.
Bonus in Units	Bonus in Units to be paid to each Participant, as part of the variable compensation payable by the Company to Participants, as defined in Item 3.2, subject to certain conditions defined in this Plan.

Executive Office	For the purposes hereof, the Executive Office corresponds to the Chief Executive Officer and to the Vice Chief Executive Officers of the Company.
Contract	Plan Contract, to be executed in electronic form by each collaborator at the time of their eligibility as Participants, as defined in Item 6.1.
HR Department	The Human Resources Department of the Company, as defined in Item 4.1.
Participants	Officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control that may be eligible for the Plan, as defined in Item 2.1.
Lock-Up Period	One-year term as of the date of acquisition of each tranche of Units during which the Participant cannot dispose of the units, pursuant to Item 10.1.
Plan

Long-term incentive policy directed at collaborators of Santander Brasil and other companies of the Santander Brasil group, with compensation pegged to the performance of the Units of Banco Santander Brasil, as defined in Item 2.1.

Final Number of Units per Year	Actual number of reference Units allocated to each Participant during each fiscal year, based on the Maximum Number of Units per Year and on the criteria set forth in Item 4.3, as defined in Item 3.4.
Maximum Number of Units per Year	Total Number of Units divided by three, as defined in Item 3.4.
Total Number of Units	Maximum number of reference Units allocated to each Participant, subject to definition by the Board of Directors of the Company, as defined in Item 3.3.
Resolution No. 3921/10	Resolution of the National Monetary Council No. 3921, of November 25, 2010, as defined in Item 2.2.

Units	Share Deposit Certificates representing, each, fifty five (55) common shares and fifty (50) preferred shares issued by the Company, as defined in Item 2.1(b).
Initial Base Value	Initial base value for each Participant to be defined by the Board of Directors of the Company, which shall serve as the basis for calculation of the Total Number of Units, as defined in Item 3.1.

II.        LONG TERM INCENTIVE PLAN

2.1.      This Long-Term Incentive Plan (“Plan”) represents a variable-income opportunity made available to certain collaborators of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control (“Participants”). The Plan has the following goals:

(a)        align the interests of Banco Santander Brasil and of the Participants aiming at, on the one side, growth and profitability of the business of the Company and, on the other, recognition of the contribution of Participants to the development of activities by Banco Santander Brasil;

(b)       enable the Company to retain the Participants, offering as an additional benefit, the opportunity to earn compensation pegged to the performance of the Share Deposit Certificates representing, each, fifty five (55) common shares and fifty (50) preferred shares issued by the Company (“Units”), pursuant to the terms, conditions and form defined herein; and

(c)        promote the good performance of the Company and shareholders’ interests by means of a long term commitment on the part of Participants.

2.2.      The Plan is part of the current regulatory environment applicable to the Company, notably Resolution of the National Monetary Council No. 3921, of November 25, 2010 (“Resolution No. 3921/10”), pursuant to which financial institutions must abide by certain requirements with regard to the deferred payment of the variable part of the remuneration payable to its officers and collaborators, in light of sustainable long-term financial basis and adjustments to future payments according to the applicable risks and fluctuations affecting capital cost.

III.      OBJECTIVES OF THE PLAN

3.1.      The objective of the Plan is the payment of bonuses in the form of Units to Participants, as part of the variable income payable by the Company to Participants, pursuant to the provisions of the Company’s compensation policy. The Board of Directors of the Company shall define the calculation method applicable to the variable compensation payable to each Participant, subject to the conditions of this Plan. The Board of Directors of the Company shall be able to change the methodology whenever it deems necessary. According to the methodology defined by the Board of Directors, the Executive Office shall calculate the initial amount corresponding to the bonus in Units to be assigned to each Participant pursuant to the provisions of this Plan (the “Initial Base Value”).

3.2.      The Initial Base Value shall be converted into a certain number of Units, to be handed to each Participant, as described in further detail hereinbelow, so that the compensation payable to Participants shall be pegged to the future performance of the Units, pursuant to the provisions set forth in Resolution No. 3921/10 (“Bonus in Units”).

3.3.      The number of Units for purposes of the ascertainment of the Bonus in Units shall be calculated by means of the division of the Initial Base Value by the final daily price of the Units (Ticker: SANB11) over the last fifteen (15) trading sessions of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) in January of the 2013 fiscal year (the “Total Number of Units” and the “Base Year”). As an example:

2012 - the Participant is entitled to the Initial Base Value based on his own performance, in the performance of his area and in the performance of the Company.

2013 - Base Year as per Item 3.3

2014, 2015 and 2016 - years of payment of the installments of the Bonus in Units, as per Items 3.4 and 3.5 below.

3.3.1.   If the Total Number of Units is not a whole number, the following rule shall apply: (i) if the fraction includes 0.5 or more, the Total Number of Units shall be rounded up to the next whole number; (ii) if the fraction includes less than 0.5, the Total Number of Units shall be rounded down to the preceding whole number.

3.4.      The Total Number of Units shall be divided by three (3) and allocated to the three fiscal years following the Base Year (the “Maximum Number of Units per Year”). Up to February 10 of each of the three fiscal years following the Base Year, the Board of Directors of the Company shall be able to modify the Maximum Number of Units per Year, according to the criteria set forth in Item 4.3 below, thus establishing the “Final Number of Units per Year” for each fiscal year.

3.5.      The amounts used as the basis for the Bonus in Units to be paid to Participants shall be calculated in the manner described below:

(a)        First fiscal year following the Base Year: the Final Number of Units per Year for the first fiscal year multiplied by the final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the first fiscal year following the Base Year;

(b)       Second fiscal year following the Base Year: the Final Number of Units per Year for the second fiscal year multiplied by the final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the second fiscal year following the Base Year; and

(c)        Third fiscal year following the Base Year: the Final Number of Units per Year of the third fiscal year multiplied by the final daily price of the Units over the last fifteen (15) trading sessions of BM&FBOVESPA in January of the third fiscal year following the Base Year.

3.6.      Payments of each instalment of Bonus in Units to Participants (i) shall be made by March 31 of each one of the three fiscal years following the Base Year, (ii) shall abide by the specifications approved by the Board of Directors and Executive Office of the Company, and (iii) when involving officers of the Company, shall comply with the global officer compensation ceiling approved during the Ordinary General Meeting of the Company or as profit sharing payments.

3.7.      The Company shall abide by the tax, labor and social security laws applicable to the payments of Bonus in Units, including the withholding of Income Tax at the source with respect to the amounts paid to the Participants.

IV.       PLAN ADMINISTRATION

4.1.      This Plan shall be approved by the Board of Directors of the Company, pursuant to a proposal submitted by the Appointment and Compensation Committee of the Company, and administered by the Executive Office with the support of the Human Resources Department of the Company (“HR Department”). The Executive Committee shall administer this Plan according to the parameters approved by the Board of Directors, which may include, among others, the authority that may be necessary to:

(a)        decide on all and any arrangements pertaining to the administration hereof, detailing and application of general norms established herein;

(b)       decide about the list of Participants and the eligibility of Participants to one of the cycles that are part of this Plan;

(c)        analyze exceptional cases deriving from, or pertaining to, the present Plan;

(d)       settle doubts as to the interpretation of the general rules set forth in this Plan; and

(e)        propose to the Board of Directors of the Company amendments to the Plan in light of adjustments to similar plans adopted by other companies of the Santander Brasil group.

4.2.      The HR Department will handle the implementation of the Plan according to the terms set forth herein, including but not limited to, all applicable communications to Participants throughout the validity of the Plan.

4.3.      The Board of Directors of the Company shall define the Final Number of Units per Year relating to each fiscal year for purposes of the calculation of the annual installment of the Bonus in Units to Participants, as defined in Item 3.4 above, which may be established by means of a percentage applicable to the Maximum Number of Units per Year in the following cases:

(a)        unsatisfactory financial performance by the Company;

(b)       inobservance of internal rules applicable to the Participant, including, but not limited to, risk management policies;

(c)        substantial change in the financial condition of the Company, save when resulting from changes in accounting practices; or

(d)       significant variation in the reference equity of the Company or in the qualitative evaluation of risks.

4.4.      Without prejudice to the provisions set forth in item 4.3 above, the Final Number of Units per Year of each Participant shall be increased whenever the Company distributes dividends and/or interest on net equity to its shareholders, from February 1 of the Base Year 2013 to January 10 in each one of the three fiscal years following the Base Year, by the same proportion as the dividends and/or interest on net equity that the Participant would be entitled to collect had he been the holder of the Units of the Company since February 1 of the Base Year 2013. The new Final Number of Units per Year of each Participant shall be calculated according to the price of the Units (Ticker: SANB11) on the date reported as “Ex-Dividends/Interest on Net Equity”, pursuant to the Notice to Shareholders issued by the Company.

V.        PLAN PARTICIPANTS

5.1.      For the purposes of this Plan, the Participants shall be the employees identified as such by the Board of Directors and informed to the HR Department, in a selection that shall be based, among other factors, on seniority, responsibilities, activities and risk subject to the management of the Participant in the Santander Brasil group. After definition of the Participants that are eligible for any given cycle, no new participants shall be admitted.

5.2.      The rights and benefits of this Plan shall be granted to Participants in a personal manner, and cannot be pledged, assigned or transferred to third parties, except for the corresponding successors at the time of death of the Participant, pursuant to the terms of this Plan.

5.3       Participants may not enter into transactions with third parties in an attempt to neutralize, in full or in part the risk of fluctuation in the price of the Units, for purposes of the definition of the Total Number of Units (such as hedge transactions).

VI.       CONTRACT

6.1.      Subject to the provisions set forth herein, the Participants shall sign the contract of the Plan in electronic format (“Contract”) at the time of their eligibility as Participants in each cycle hereof, which shall include, among other provisions, the full agreement of the Participant with regard to the rules and conditions defined hereunder with regard to each cycle.

VII.     QUANTITATIVE LIMIT

7.1.      The Plan shall not cause dilution in the corporate capital of Banco Santander Brasil, given that the treasury Units shall be used in the payment of the Bonus in Units. Bonus in Units under this Plan shall be limited to 1.600.000 Units, which correspond to 0,042% of the total corporate capital of the Company.

VIII.    DISCHARGE, RETIREMENT, DEATH AND DISABILITY

8.1.      The effectiveness of the Plan shall be (i) subject to early termination, by operation of the law, with regard to Participants that fall under the description set forth in Items 8.2 (a) (as the case may be) below; and (ii) upheld, with regard to Participants that fall under the description set forth in Items 8.2 (b) and (c) (as the case may be), and 8.3 to 8.8 below, subject to the rules of those items.

8.2.      In case of discharge of a Participant, the following rules shall apply:

(a)        in case of discharge of a Participant as a result of termination, resignation or dismissal with cause, pursuant to article 482 of the Consolidated Labor Laws or dismissal from a corporate position at the unilateral decision of the Company, the Participant shall no longer be entitled to be part of the Plan, and shall not be entitled to collect any future installment of the Bonus in Units subject to this Plan;

(b)       in case of discharge of a Participant as a result of breach of the employment contract caused by actions performed by the Company, pursuant to the provisions set forth in article 483 of the Consolidated Labor Laws, or in case of dismissal without cause, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant; or

(c)        in case of termination of a Participant without an employment bond defined by mutual agreement, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant, pursuant to the agreement between the Participant and a Company. Covenants agreed with one Participant shall not represent a precedent that can be invoked by other Participants.

8.3.      If the Participant leaves the Company to be relocated to another company of the Santander group abroad, he shall be subject to the provisions set forth in Item 8.2(b) above.

8.4.      In case of retirement due to time of service or pre-retirement remunerated license granted to the Participant, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.5.      At the time of a Participant’s death, the corresponding successor shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.6.      In case of permanent disability of the Participant, as verified by two (2) medical reports (issued by a public or private institution), the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.7.      In case of suspension of the employment contract due to labor illness or accident, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units he would be entitled to collect as a result of the Bonus in Units applicable to such Participant.

8.8.      Please note that the times of payment of the installments of Bonuses in Units subject to this Plan shall take place, in each cycle, at the same time for all Participants or successors, as the case may be, pursuant to the decision set forth in Item 4.3 above, whether or not the Participant is still a collaborator of Banco Santander Brasil or of a company under its control, when applicable, at the times of the payments of Bonuses in Units, subject to the conditions of this Plan.

IX.       QUANTITATIVE ADJUSTMENTS IN THE NUMBER OF UNITS

9.1.      In order to preserve the objectives of the Plan, the Total Number of Units shall be increased or decreased in the following events: (a) share splitting, grouping or bonuses; (b) consolidation, merger, spin-off; (c) similar procedures with a material effect.

9.2.      The HR Department, under the supervision of the Executive Office, shall make the aforementioned quantitative adjustments pursuant to the methodology adopted by BM&FBOVESPA in similar adjustments in its stock markets.

X.        RESTRICTIONS ON THE DISPOSAL OF UNITS (LOCK-UP)

10.1     The number of Units corresponding to the investment subject to this Plan cannot be disposed of by the Participant for one (1) year as of the date of acquisition of each tranche of Units (“Lock-Up Period”). Please note that the Lock-up Period shall begin whenever the Participants collect Units, as a result of the distribution of the Bonus in Units. The Units shall remain unavailable for disposal during the Lock-Up Period.

10.2     For the purposes of this Chapter X, “disposal” is understood as the offer, sale, sale commitment, sale contracting, swap, lease, lease commitment, pledge, conditional sale, derivatives operations backed by Units or any other direct or indirect form of disposal or encumbrance, of Units.

XI.       NON-INTERFERENCE IN THE OFFICIAL, CONTRACTUAL OR EMPLOYMENT RELATIONSHIP

11.1.    No provisions in this Plan shall be interpreted as constituting rights for employed Participants, granting rights to the Participants regarding guaranteed retention of employment, or interfering in any way with the right of the Company, subject to legal conditions and those of the employment Contract, of terminating the relationship with the Participant at any time.

11.2.    In addition, no provisions in this Plan shall grant to any of the officer or member of the Board of Directors that is a Participant, rights pertaining to their stay until the end of their mandate, nor interfere in any way in the Company’s right to remove them from office, nor ensure the right of re-election for the position.

XII.     DATE OF EFFECTIVENESS AND TERMINATION OF THE PLAN

12.1.    The Plan shall come into effect immediately after approval thereof by the General Meeting] of the Company and shall remain in force for an indefinite time.

12.2     The Plan may be terminated, suspended or amended, at any time, following a proposal submitted by the Board of Directors of the Company approved by the General Meeting, provided that, in case or suspension or termination, the rights of Participants who hold mature rights to collect Bonuses in Units shall be observed, subject to the provisions set forth in Item VII above.

XIII.    ADDITIONAL PROVISIONS

13.1     The Board of Directors, acting in the best interest of the Company and its shareholders, may amend the conditions of the Plan, provided that the corresponding basic principles shall not be changed, especially the maximum amounts to be paid under the Plan, as approved by the General Meeting.

13.2     The Executive Office shall be able to establish special treatments applicable to specific cases, during the term of effectiveness of the Plan, provided that Participants’ vested rights and basic principles of the Plan shall not be affected. Such special treatment may not be a precedent that can be invoked by other Participants.

13.3.    Each Participant shall be responsible for complying with the applicable tax laws and for the payment of the taxes applicable to the Plan.

13.4.    Any case not dealt with herein shall be decided by the Board of Directors of the Company.

* * * *

EXHIBIT I.2

LONG TERM INCENTIVE PLAN –

SUPERVISED COLLECTIVE (DEFERRED CASH INSTALLMENT)

I.         DEFINITIONS

1.1       Each of the expressions in title case below is used herein, in the singular or plural form, as the case may be, according to the meaning attributed below:

Expression	Meaning
Base Year	The fiscal year subject to the Plan. The initial Base Year is 2013.
Banco Santander Brasil or the Company	Banco Santander (Brasil) S.A., as defined in Item 2.1.
Deferred Bonus

Funds to be paid to Participants, as part of the variable income payable by the Company to Participants, in an amount to be adjusted according to the fluctuation of one hundred percent (100%) of CDI, pursuant to the provisions set forth in Item 3.3, subject to certain conditions defined in this Plan.

CDI

Interest rate of the interbank deposit certificate, ascertained according to the transactions of issuance of prefixed inter-financial deposits, defined over one business day and settled by CETIP – Central Agency for Custody and Financial Settlement pursuant to the provisions set forth by the Central Bank of Brazil, known as “DI-CETIP Over Rate (Extra-Group)”, expressed as an annual percentage, based on a 252-day year, published on a daily basis by CETIP.

Executive Office	For the purposes hereof, the Executive Office corresponds to the Chief Executive Officer and to the Vice Chief Executive Officers of the Company.
Contract	Plan Contract, to be executed in electronic form by each collaborator at the time of their eligibility as Participants, as defined in Item 6.1.
HR Department	The Human Resources Department of the Company, as defined in Item 4.1.
Participants	Officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control that may be eligible for the Plan, as defined in Item 2.1.
Plan

Long-term incentive policy directed at collaborators of Santander Brasil and other companies of the Santander Brasil group, with remuneration adjusted at one hundred percent (100%) of CDI, as defined in Item 2.1.

Initial Base Value	Initial base value for each Participant, to be defined by the Executive Office of the Company, as defined in Item 3.1.
Maximum Base Value per Year	Initial Base Value divided by three, as defined in Item 3.2.
Final Base Value per Year	Final Base Value for each Participant, to be defined pursuant to the provisions set forth in Items 3.2 and 4.3, which shall be the basis for the calculation of the Deferred Bonus.
Resolution No. 3921/10	Resolution of the National Monetary Council No. 3921, of November 25, 2010, as defined in Item 2.2.

II.        LONG TERM INCENTIVE PLAN

2.1.      This Long-Term Incentive Plan (“Plan”) represents a variable-income opportunity made available to certain collaborators of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control (“Participants”). The Plan has the following goals:

(a)        align the interests of Banco Santander Brasil and of the Participants aiming at, on the one side, growth and profitability of the business of the Company and, on the other, recognition of the contribution of Participants to the development of activities by Banco Santander Brasil;

(b)       enable the Company to retain the Participants, offering as an additional benefit the opportunity to earn compensation pursuant to the terms, conditions and forms set forth herein; and

(c)        promote the good performance of the Company and shareholders’ interests by means of a long term commitment on the part of Participants.

2.2.      The Plan is part of the current regulatory environment applicable to the Company, notably Resolution of the National Monetary Council No. 3921, of November 25, 2010 (“Resolution No. 3921/10”), pursuant to which financial institutions must abide by certain requirements with regard to the deferred payment of the variable part of the remuneration payable to its officers and collaborators, in light of sustainable long-term financial basis and adjustments to future payments according to the applicable risks and fluctuations affecting capital cost.

III.      OBJECTIVES OF THE PLAN

3.1.      The objective of the Plan is the payment of a cash bonus, as part of the variable income payable by the Company to Participants, pursuant to the provisions of the Company’s compensation policy (“Deferred Bonus”). The Board of Directors of the Company shall define the calculation method applicable to the variable compensation payable to each Participant, subject to the conditions of this Plan. The Board of Directors of the Company shall be able to change the methodology whenever it deems necessary. According to the methodology defined by the Board of Directors, the Executive Office shall calculate the initial amount to be assigned to each Participant pursuant to the provisions of this Plan (the “Initial Base Value”).

3.2.      The Initial Base Value shall be divided by three (3) and allocated, in equal proportion, to the three fiscal years following the Base Year (“Maximum Base Value per Year”). Up to February 10 of each of the three fiscal years following the Base Year, the Board of Directors of the Company shall be able to amend the Maximum Base Value per Year, according to the criteria set forth in Item 4.3 below, thus establishing the “Final Base Value per Year”.

3.3.      The Deferred Bonus amount payable to Participants shall be calculated in the manner described below:

(a)        First fiscal year following the Base Year: Final Base Value per Year for the first fiscal year adjusted according to the fluctuation of one hundred percent (100%) of the CDI from February 1 of the Base Year to January 31 of the first fiscal year following the Base Year.

(b)       Second fiscal year following the Base Year: Final Base Value per Year for the second fiscal year adjusted according to the fluctuation of one hundred percent (100%) of the CDI from February 1 of the Base Year to January 31 of the second fiscal year following the Base Year.

(c)        Third fiscal year following the Base Year: Final Base Value per Year for the third fiscal year adjusted according to the fluctuation of one hundred percent (100%) of the CDI from February 1 of the Base Year to January 31 of the third fiscal year following the Base Year.

3.4.      Payments of each instalment of Deferred Bonus to Participants (i) shall be made by March 31 of each one of the three fiscal years following the Base Year, (ii) shall abide by the specifications approved by the Board of Directors and Executive Office of the Company, and (iii) when involving officers of the Company, shall comply with the global officer compensation ceiling approved during the Ordinary General Meeting of the Company or as profit sharing payments.

3.5.      The Company shall abide by the tax, labor and social security laws applicable to the payment of Deferred Bonus, including the withholding of Income Tax at the source with respect to the amounts paid to the Participants.

IV.       PLAN ADMINISTRATION

4.1.      This Plan shall be approved by the Board of Directors of the Company, pursuant to a proposal submitted by the Appointment and Compensation Committee of the Company, and it shall be administered by the Executive Office with the support of the Company’s Human Resources Department (“HR Department”). The Executive Office shall administer this Plan according to the parameters approved by the Board of Directors, which may include, among others, the authority that may be necessary to:

(a)        decide on all and any arrangements pertaining to the administration hereof, detailing and application of general norms established herein;

(b)       decide about the list of Participants and the eligibility of Participants to one of the cycles that are part of this Plan;

(c)        analyze exceptional cases deriving from, or pertaining to, the present Plan;

(d)       settle doubts as to the interpretation of the general rules set forth in this Plan; and

(e)        propose to the Board of Directors of the Company changes to the Plan in light of adjustments to similar plans adopted by other companies of the Santander Brasil group.

4.2.      The HR Department will handle the implementation of the Plan according to the terms set forth herein, including but not limited to, all applicable communications to Participants throughout the validity of the Plan.

4.3.      The Board of Directors of the Company shall establish Final Base Value per Year relating to each fiscal year for purposes of the calculation of the annual installment of the Deferred Bonus, as defined in Item 3.2 above, which shall be defined according to the percentage applicable to the Maximum Base Value per Year in the following cases:

(a)        unsatisfactory financial performance by the Company;

(b)       inobservance of internal rules applicable to the Participant, including, but not limited to, risk management policies;

(c)        substantial change in the financial condition of the Company, save when resulting from changes in accounting practices; or

(d)       significant variation in the reference equity of the Company or in the qualitative evaluation of risks.

V.        PLAN PARTICIPANTS

5.1.      For the purposes of this Plan, the Participants shall be the employees identified as such by the Executive Office and informed to the HR Department, in a selection that shall be based, among other factors, on seniority, responsibilities, activities and risk subject to the management of the Participant in the Santander Brasil group. After definition of the Participants that are eligible for any given cycle, no new participants shall be admitted.

5.2.      The rights and benefits of this Plan shall be granted to Participants in a personal manner, and cannot be pledged, assigned or transferred to third parties, except for the corresponding successors at the time of death of the Participant, pursuant to the terms of this Plan.

VI.       CONTRACT

6.1.      Subject to the provisions set forth herein, the Participants shall sign the contract of the Plan in electronic format (“Contract”) at the time of their eligibility as Participants in each cycle hereof, which shall include, among other provisions, the full agreement of the Participant with regard to the rules and conditions defined hereunder with regard to each cycle.

VII.     DISCHARGE, RETIREMENT, DEATH AND DISABILITY

7.1.      The effectiveness of the Plan shall be (i) subject to early termination, by operation of the law, with regard to Participants that fall under the description set forth in  Items 7.2 (a) and (c) (as the case may be) below; and (ii) upheld, with regard to Participants that fall under the description set forth in Items 7.2 (b) and (c) (as the case may be) and 7.3 to 7.7 below, subject to the rules of those items.

7.2.      In case of discharge of a Participant, the following rules shall apply:

(a)        in case of discharge of a Participant as a result of termination or  dismissal with cause, pursuant to article 482 of the Consolidated Labor Laws, the Participant shall no longer be entitled to be part of the Plan, and shall not be entitled to collect any future installment of the Deferred Bonus subject to this Plan;

(b)       in case of discharge of a Participant as a result of breach of the employment contract caused by actions performed by the Company, pursuant to the provisions set forth in article 483 of the Consolidated Labor Laws, or in case of dismissal without cause, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant; or

(c)        no caso de desligamento de Participante que não possui vínculo de emprego por mútuo acordo, o Participante receberá, à época da realização dos pagamentos aos demais Participantes do ciclo respectivo, o valor da parcela do Bônus Diferido aplicável a esse Participante conforme acordado entre o Participante e a Companhia. O acordado por um Participante não constituirá precedente invocável para outros Participantes.

(c)        in case of resignation of a Participant without an employment bond defined by mutual agreement, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units you would be entitled as a result of Bonus Units applicable to such Participant pursuant to the agreement between the Participant and the Company. Covenants agreed with one Participant shall not represent a precedent that can be invoked by other Participants; or

(d)       in case of exoneration of a Participant without an employment bond defined, the statutory position,  unilateral decision by the Company for cause or resignation, the Participant will forfeit the right to participate in the Plan, so that will have no right to receive future installments of Bonus Units subject to this Plan.

7.3.      If the Participant leaves the Company to be relocated to another company of the Santander group abroad, he shall be subject to the provisions set forth in Item 7.2(b) or (c) above, as the case.

7.4.      In case of retirement due to time of service or pre-retirement remunerated license granted to the Participant, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.5.      At the time of a Participant’s death, the corresponding successor shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.6.      In case of permanent disability of the Participant, as verified by two (2) medical reports (issued by a public or private institution), the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.7.      In case of suspension of the employment contract due to labor ailment or accident, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.8.      Please note that the payment of the installments of the Deferred Bonus subject to this Plan shall take place, in each cycle, at the same time for all Participants or successors, as the case may be, pursuant to the decision set forth in item 4.3, whether or not the Participant is still a collaborator of Banco Santander Brasil or of a company under its control, when applicable, at the times of the payments of the Deferred Bonus, subject to the conditions of this Plan.

VIII.    NON-INTERFERENCE IN THE OFFICIAL, CONTRACTUAL OR EMPLOYMENT RELATIONSHIP

8.1.      No provisions in this Plan shall be interpreted as constituting rights for employed Participants, granting rights to the Participants regarding guaranteed retention of employment, or interfering in any way with the right of the Company, subject to legal conditions and those of the employment Contract, of terminating the relationship with the Participant at any time.

8.2.      In addition, no provisions in this Plan shall grant to any of the officer or member of the Board of Directors that is a Participant, rights pertaining to their stay until the end of their mandate, nor interfere in any way in the Company’s right to remove them from office, nor ensure the right of re-election for the position.

IX.       DATE OF EFFECTIVENESS AND TERMINATION OF THE PLAN

9.1.      The Plan shall come into effectiveness immediately after approval thereof by the Board of Directors of the Company and it shall remain in effect for an indefinite term.

9.2       The Plan may be terminated, suspended or modified, at any time, by the Board of Directors of the Company, provided that, in case of suspension or termination, the Company shall honor the rights of Participants who hold mature Deferred Bonus installments, subject to the provisions set forth in Item VII above.

X.        ADDITIONAL PROVISIONS

10.1.    Each Participant shall be responsible for complying with the applicable tax laws and for the payment of the taxes applicable to the Plan.

10.2.    Any case not dealt with herein shall be decided by the Board of Directors of the Company.

* * * *

EXHIBIT I.3

LONG TERM INCENTIVE PLAN –

GENERAL RULE

I.         DEFINITIONS

1.1       Each of the expressions in title case below is used herein, in the singular or plural form, as the case may be, according to the meaning attributed below:

Expression	Meaning
Base Year	The fiscal year subject to the Plan. The initial Base Year is 2013.
Banco Santander Brasil or the Company	Banco Santander (Brasil) S.A., as defined in Item 2.1.
Deferred Bonus

Funds to be paid to Participants, as part of the variable income payable by the Company to Participants, in an amount to be adjusted according to the fluctuation of one hundred and ten percent (110%) of CDI, pursuant to Item 3.3, subject to certain conditions defined in this Plan.

CDI

Interest rate of the interbank deposit certificate, ascertained according to the transactions of issuance of prefixed inter-financial deposits, defined over one business day and settled by CETIP – Central Agency for Custody and Financial Settlement pursuant to the provisions set forth by the Central Bank of Brazil, known as “DI-CETIP Over Rate (Extra-Group)”, expressed as an annual percentage, based on a 252-day year, published on a daily basis by CETIP.

Executive Office	For the purposes hereof, the Executive Office corresponds to the Chief Executive Officer and to the Vice Chief Executive Officers of the Company.
Contract	Plan Contract, to be executed in electronic form by each collaborator at the time of their eligibility as Participants, as defined in Item 6.1.
HR Department	The Human Resources Department of the Company, as defined in Item 4.1.
Participants	Officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control that may be eligible for the Plan, as defined in Item 2.1.
Plan

Long-term incentive policy directed at collaborators of Santander Brasil and other companies of the Santander Brasil group, with remuneration adjusted at one hundred and ten percent (110%) of CDI, as defined in Item 2.1.

Initial Base Value	Initial base value for each Participant to be defined by the Board of Directors of the Company, as defined in Item 3.1.
Maximum Base Value per Year	Initial Base Value divided by three, as defined in Item 3.2.
Final Base Value per Year	Final Base Value for each Participant, to be defined pursuant to the provisions set forth in Items 3.2 and 4.3, which shall be the basis for the calculation of the Deferred Bonus.

II.        LONG TERM INCENTIVE PLAN

2.1.      This Long-Term Incentive Plan (“Plan”) represents a variable-income opportunity made available to certain collaborators of BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil” or “Company”), including officers, management-level employees and other employees of Banco Santander Brasil and of other companies under its control (“Participants”). The Plan has the following goals:

(a)        align the interests of Banco Santander Brasil and of the Participants aiming at, on the one side, growth and profitability of the business of the Company and, on the other, recognition of the contribution of Participants to the development of activities by Banco Santander Brasil;

(b)       enable the Company to retain the Participants, offering as an additional benefit the opportunity to earn compensation pursuant to the terms, conditions and forms set forth herein; and

(c)        promote the good performance of the Company and shareholders’ interests by means of a long term commitment on the part of Participants.

2.2.      The Plan is part of the current regulatory environment applicable to the Company, notably Resolution of the National Monetary Council No. 3921, of November 25, 2010 (“Resolution No. 3921/10”), pursuant to which financial institutions must abide by certain requirements with regard to the deferred payment of the variable part of the remuneration payable to its officers and collaborators, in light of sustainable long-term financial basis and adjustments to future payments according to the applicable risks and fluctuations affecting capital cost.

III.      OBJECTIVES OF THE PLAN

3.1.      The objective of the Plan is the payment of a cash bonus to Participants, as part of the variable income payable by the Company to Participants, pursuant to the provisions of the Company’s compensation policy (“Deferred Bonus”). The Board of Directors of the Company shall define the calculation method applicable to the variable compensation payable to each Participant, subject to the conditions of this Plan. The Board of Directors of the Company shall be able to change the methodology whenever it deems necessary. According to the methodology defined by the Board of Directors, the Board of Directors shall calculate the initial amount to be assigned to each Participant pursuant to the provisions of this Plan (the “Initial Base Value”).

3.2.      The Initial Base Value shall be divided by three (3) and allocated, in equal proportion, to the three fiscal years following the Base Year (“Maximum Base Value per Year”). Up to February 10 of each of the three fiscal years following the Base Year, the Board of Directors of the Company shall be able to amend the Maximum Base Value per Year, according to the criteria set forth in Item 4.3 below, thus establishing the “Final Base Value per Year”.

3.3.      The Deferred Bonus amount payable to Participants shall be calculated in the manner described below:

(a)        First fiscal year following the Base Year: Final Base Value per Year for the first fiscal year adjusted according to the fluctuation of one hundred and ten percent (110%) of the CDI from February 1 of the Base Year to January 31 of the first fiscal year following the Base Year.

(b)       Second fiscal year following the Base Year: Final Base Value per Year for the second fiscal year adjusted according to the fluctuation of one hundred and ten percent (110%) of the CDI from February 1 of the Base Year to January 31 of the second fiscal year following the Base Year.

(c)        Third fiscal year following the Base Year: Final Base Value per Year for the third fiscal year adjusted according to the fluctuation of one hundred and ten percent (110%) of the CDI from February 1 of the Base Year to January 31 of the third fiscal year following the Base Year.

3.4.      Payments of each instalment of Deferred Bonus to Participants (i) shall be made by March 31 of each one of the three fiscal years following the Base Year, (ii) shall abide by the specifications approved by the Board of Directors and Executive Office of the Company, and (iii) when involving officers of the Company, shall comply with the global officer compensation ceiling approved during the Ordinary General Meeting of the Company or as profit sharing payments.

3.5.      The Company shall abide by the tax, labor and social security laws applicable to the payment of Deferred Bonus, including the withholding of Income Tax at the source with respect to the amounts paid to the Participants.

IV.       PLAN ADMINISTRATION

4.1.      This Plan shall be approved by the Board of Directors of the Company, pursuant to a proposal submitted by the Appointment and Compensation Committee of the Company, and administered by the Executive Office with the support of the Human Resources Department of the Company (“HR Department”). The Executive Committee shall administer this Plan according to the parameters approved by the Board of Directors, which may include, among others, the authority that may be necessary to:

(a)        decide on all and any arrangements pertaining to the administration hereof, detailing and application of general norms established herein;

(b)       decide about the list of Participants and the eligibility of Participants to one of the cycles that are part of this Plan;

(c)        analyze exceptional cases deriving from, or pertaining to, the present Plan;

(d)       settle doubts as to the interpretation of the general rules set forth in this Plan; and

(e)        propose to the Board of Directors of the Company amendments to the Plan in light of adjustments to similar plans adopted by other companies of the Santander Brasil group.

4.2.      The HR Department will handle the implementation of the Plan according to the terms set forth herein, including but not limited to, all applicable communications to Participants throughout the validity of the Plan.

4.3.      The Board of Directors of the Company shall establish Final Base Value per Year relating to each fiscal year for purposes of the calculation of the annual installment of the Deferred Bonus, as defined in Item 3.2 above, which shall be defined according to the percentage applicable to the Maximum Base Value per Year in the following cases:

(a)        unsatisfactory financial performance by the Company;

(b)       inobservance of internal rules applicable to the Participant, including, but not limited to, risk management policies;

(c)        substantial change in the financial condition of the Company, save when resulting from changes in accounting practices; or

(d)       significant variation in the reference equity of the Company or in the qualitative evaluation of risks.

V.        PLAN PARTICIPANTS

5.1.      For the purposes of this Plan, the Participants shall be the employees identified as such by the Board of Directors and informed to the HR Department, in a selection that shall be based, among other factors, on seniority, responsibilities, activities and risk subject to the management of the Participant in the Santander Brasil group. After definition of the Participants that are eligible for any given cycle, no new participants shall be admitted.

5.2.      The rights and benefits of this Plan shall be granted to Participants in a personal manner, and cannot be pledged, assigned or transferred to third parties, except for the corresponding successors at the time of death of the Participant, pursuant to the terms of this Plan.

VI.       CONTRACT

6.1.      Subject to the provisions set forth herein, the Participants shall sign the contract of the Plan in electronic format (“Contract”) at the time of their eligibility as Participants in each cycle hereof, which shall include, among other provisions, the full agreement of the Participant with regard to the rules and conditions defined hereunder with regard to each cycle.

VII.     DISCHARGE, RETIREMENT, DEATH AND DISABILITY

7.1.      The effectiveness of the Plan shall be (i) subject to early termination, by operation of the law, with regard to Participants that fall under the description set forth in Items 7.2 (a) and (c) (as the case may be) below; and (ii) upheld, with regard to Participants that fall under the description set forth in Items 7.2 (b) and (c) (as the case may be) and 7.3 to 7.7 below, subject to the rules of those items.

7.2.      In case of discharge of a Participant, the following rules shall apply:

(a)        in case of discharge of a Participant as a result of termination or dismissal with cause, pursuant to article 482 of the Consolidated Labor Laws, the Participant shall no longer be entitled to be part of the Plan, and shall not be entitled to collect any future installment of the Deferred Bonus subject to this Plan;

(b)       in case of discharge of a Participant as a result of breach of the employment contract caused by actions performed by the Company, pursuant to the provisions set forth in article 483 of the Consolidated Labor Laws, or in case of dismissal without cause, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant; or

(c)        in case of resignation of a Participant without an employment bond defined by mutual agreement, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the Units you would be entitled as a result of Bonus Units applicable to such Participant pursuant to the agreement between the Participant and the Company. Covenants agreed with one Participant shall not represent a precedent that can be invoked by other Participants; or

(d)       in case of exoneration of a Participant without an employment bond defined, the statutory position,  unilateral decision by the Company for cause or resignation, the Participant will forfeit the right to participate in the Plan, so that will have no right to receive future installments of Bonus Units subject to this Plan.

7.3.      If the Participant leaves the Company to be relocated to another company of the Santander group abroad, he shall be subject to the provisions set forth in Item 7.2 (b) or (c) above, as the case.

7.4.      In case of retirement due to time of service or pre-retirement remunerated license granted to the Participant, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.5.      At the time of a Participant’s death, the corresponding successor shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.6.      In case of permanent disability of the Participant, as verified by two (2) medical reports (issued by a public or private institution), the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.7.      In case of suspension of the employment contract due to labor illness or accident, the Participant shall collect, at the time of the payment to be made to the other Participants of the corresponding cycle, the installment of the Deferred Bonus applicable to such Participant.

7.8.      Please note that the payment of the installments of the Deferred Bonus subject to this Plan shall take place, in each cycle, at the same time for all Participants or successors, as the case may be, pursuant to the decision set forth in item 4.3, whether or not the Participant is still a collaborator of Banco Santander Brasil or of a company under its control, when applicable, at the times of the payments of the Deferred Bonus, subject to the conditions of this Plan.

VIII.    NON-INTERFERENCE IN THE OFFICIAL, CONTRACTUAL OR EMPLOYMENT RELATIONSHIP

8.1.      No provisions in this Plan shall be interpreted as constituting rights for employed Participants, granting rights to the Participants regarding guaranteed retention of employment, or interfering in any way with the right of the Company, subject to legal conditions and those of the employment Contract, of terminating the relationship with the Participant at any time.

8.2.      In addition, no provisions in this Plan shall grant to any of the officer or member of the Board of Directors that is a Participant, rights pertaining to their stay until the end of their mandate, nor interfere in any way in the Company’s right to remove them from office, nor ensure the right of re-election for the position.

IX.       DATE OF EFFECTIVENESS AND TERMINATION OF THE PLAN

9.1.      The Plan shall come into effectiveness immediately after approval thereof by the Board of Directors of the Company and it shall remain in effect for an indefinite term.

9.2       The Plan may be terminated, suspended or modified, at any time, by the Board of Directors of the Company, provided that, in case of suspension or termination, the Company shall honor the rights of Participants who hold mature Deferred Bonus installments, subject to the provisions set forth in Item VII above.

X.        ADDITIONAL PROVISIONS

10.1.    Each Participant shall be responsible for complying with the applicable tax laws and for the payment of the taxes applicable to the Plan.

10.2.    Any case not dealt with herein shall be decided by the Board of Directors of the Company.

* * * *

EXHIBIT II

RELATED DOCUMENTS AND LINKS

All documents mentioned herein may be found in the links below. Additionally, these links include the following additional documents of interest to shareholders:

▪    www.ri.santander.com.br:  Information about the bank, such as corporate governance practices, and economic and financial results for previous years and quarters.

▪    www.bmfovespa.com.br:  Level 2 Listing Regulations.

▪    www.cvm.gov.br:  Corporate Law, CVM Instructions No. 480 and CVM Instruction No. 481.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 15, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer